

GORGES BEER COMPANY

Scalable Brand. Unparalleled location.

PRESENTATION OUTLINE

I. INDUSTRY SNAPSHOT

II. MARKETING STRATEGY

III. DEVELOPMENT PLAN

IV. RETURN ON INVESTMENT

Today we'll summarize how we plan to generate exceptional returns with low operational costs. We will do this by building a self-sustained, vertically-integrated business: We own and construct our own property, and make and sell products directly to consumers.

CRAFT BEER INDUSTRY SNAPSHOT

Craft Beer Demand Grows, but Slows

Competition Has Peaked

Beer Tourism: The Next Frontier

I

OREGON CRAFT DEMAND GROWS

Consumption Grows - Oregon

- Barrels sold in-state **up** 3.5% 2018 YoY
- # of breweries leveling off

**2019-20 numbers are skewed, as AB Inbev & MillerCoors began reporting. Q1 2019 up 3% vs 2018, before these two giants added 80k/mo sales.*



700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
300
250
200
150
100
50
0
Breweries
Barrels
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Barrels per Brewery Increase

- Competitors are closing doors, opportunity will present
- Post-Covid world means fewer locally-owned craft breweries
- Cream will rise to the top



BBL/Brewery
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
7.2%
2.4%
2.7%
3.1%
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Source: Oregon Liquor Control Commission (OLCC)

US DEMAND STILL GROWS

Production Tripled in 10 yrs

- Consumption continues shift from Macro to Micro
- …but Big Beer making acquisitions
- # of Craft Breweries shrinking



Craft Beer Barrels (mil)
YoY Growth
7.7
25.4
11%
5%
6%
13%
16%
13%
16%
19%
14%
7%
9%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Source: Craft Brew News, 2017 Craft Brew Guide

Draught beer sales up since '01

- Consumers switching from grocery stores to taprooms
- 46% reported more brewpub visits than prior year - Nielsen 2017



11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
Draught as % of total beer consumption
2001
2005
2009
2013
2017

Source: Bureau of Labor Statistics

OREGON DOMINATES "BEER TOURISM"

Comparing top beer towns

- Bend
  - 162 miles to Portland
  - Not on a major highway
- Hood River
  - 64 miles to Portland
  - Major stop on I-84
- Astoria
  - 97 miles to Portland
  - Not on a major highway

Cascade Locks: *"the next beer town"*

- 40 minutes from Portland
- Multnomah Falls: Oegon's most popular tourist destination is 10 min away
- Hiking/Outdoors Mecca: 18 trailheads & 26 waterfalls within 20 minutes
- On Interstate 84, with the only post office & lodging on PCT

Travelocity Beer Tourism Rankings - 2016

#1 US City	#1 Small Metro Area
PORTLAND	BEND



The avg. American visited 2.1 craft breweries while on vacation last year
- Nielsen


Cascade Locks
Astoria
Portland
Hood River
Bend

BRAND STRATEGY

Logo

Brand Direction

Merchandise

II

POSITIONING

Brand Attributes

- **Active** *Adventurous, Energetic, Bright, Positive, Passionate*
- **Natural** *Organic, authentic, warm & welcoming, rooted-in-place*
- **Creative, Forward-thinking** *Smart design, passionate with purpose, vibrant, imaginative*


GORGES
BEER CO
CASCADE LOCKS, OREGON

Gorges Beer Co is…

For people interested in visiting the Columbia River Gorge, Gorges Beer Co. is the destination that offers exceptional, accessible craft beer, food and hospitality in a comfortable, relaxing and awe-inspiring nature setting. Unlike other options, GBC's multi-purpose curated environment is thoughtfully designed to provide an immersive relaxation and celebration experience worthy of a visit post-adventure or as the focus of your trip.



BRAND & LOGO

Logo Creation

- **Helms Workshop** is a prestigious Austin-based brand agency, and has done fantastic work in creating our brand and iconography
- **Brand captures nature focus** provides a schematic for consistency and brand discipline


GORGES
BEER CO.

Versatility

- Primary colors are green and cream
- Accent colors allow us to show bursts of creativity, excitement
- Icons & oval shape are unique, consistent, and memorable


Day Hike
Pale Ale
Beer Name TBD
Hazy IPA
Campfire
Rice Lager
Crown Point
Porter
Rooster Rock
Red Ale
Beer Name TBD
IPA
Beer Name TBD
Fruit Beer
Golden Eagle
Golden Ale

DIFFERENTIATION

Emotional connection

- "A vacation for the afternoon"
- Relaxing, Outdoor Association
  (Think Corona's "find your beach")
- Gorges Beer Co is:
  - **A getaway:** A new state of mind, just a quick hop from work and home
  - Accessible beer; something for everyone
  - A curated environment in an unparalleled location


FIND YOUR BEACH
Corona Extra

Focus on lighter beer styles

- Thirst-quenching: post-hike "patio" or "rooftop" beers like Pilsner and Golden Ale
- Fruit Beers: Locally-sourced in the Hood River County "Fruit Loop"
- Low ABV Core: NW IPAs and Pales, Hazy & low-ABV session IPAs


GORGES BEER COMPANY · CASCADE LOCKS, OREGON
GOLDEN EAGLE
GOLDEN ALE
WILD FLOWER
WITBIER
SQUARE KNOT
SAISON
RGES BEER COMPAN

MARKETING STRATEGY

Segmentation
Differentiation
Positioning

II

SEGMENTATION

Target: Active Lifestyles

- The Gorge is a hiking & biking paradise
- GORGES is a lifestyle brand, geared towards "outdoors-y" fitness junkies



COLUMBIA RIVER GORGE NATIONAL SCENIC AREA
WESTERN GORGE: Stunning views and cascading waterfalls attract more than 2 million visitors to the western Gorge each year. Consider carpooling, taking a shuttle or leaving early to avoid congestion at the trailheads.
The 2017 Eagle Creek fire closed many trails. Please check trail conditions and closures before leaving home: gorgefriends.org/trails
WASHINGTON
To VANCOUVER, 17 miles
Multnomah Falls
Vista House
LET SOMEONE ELSE DRIVE

Target: Millennials & Gen X

- Want work-life balance*
- Love the outdoors
- Live away from metro area**

**82% are more loyal to employers if they had flexible work options*
***60% believe they would be more productive working from home*



% drink craft beer weekly:
Millennials
Gen X
Boomers
Matures
2%
17%
24%
Millennials 57%
*Millennials make up 27% of the population

Source: 2016 Data - Brewer's Association

THE TRAILHEAD

Pilot Brewery in Portland

- Jump-start on brand building & Product Testing
- Access to larger metro market
- On-site sales grow rapidly:



2020 Phase-1Weekly Sales
(3-wk moving avg)
5,336
6/15 - 7/5
7,396
8/17 – 9/6



Great Press Thus far

- **"Portlands Most Impressive Street Plaza to Date…"** - The Oregonian, 7/9/20
- **"6 beers the new school staff is enjoying at home"** – The New School Beer Blog, 6/23/20
- **"Portland's best distanced-dining street plaza"** – Bike Portland.org 6/26/20
- **"Pineapple Beer and Cider Captures Hearts and Tropics"** – The New School Beer Blog, 8/25/20



GORGES BEER
SOUTH EAST
gorgesbeer
Portland, Orego
@ettaandjam
brewery.. the
this hot day
genakirby
7w Reply
ettaandjames
Thanks!!!
7w 1 like
beermusings
shirt. I'd love
7w 1 like

VOLUME GROWTH PLAN

1 Drive traffic to Cascade Locks

- Unique Brewery experience
- Beer only available on-site

Details: Flagship Brewery & Pub

- Breweries generate greater "pull"
- Test market for new beer products
- Event Venue & Property are a huge draw, cross-sell opportunity

2 Build in desirable, gorgeous locations

- Mid-sized, suburban towns for expansion
- Own property, build from ground-up

Details: Property Expansion

- Open suburban locations every 2nd year
- Drive brand awareness, reach, volume
- *Each pub should consume 500-1000+ bbl/year**

**Top Portland Craft Brewpubs do up to 2000 bbl/year*

3 Leverage strong brand

- When demand peaks, we target key accounts for external growth
- Merchandise, sauces and more sold under "Gorges" name

Off-Site Sales: Key Accounts

- Outstanding sales team targets permanent taps
- Prominent bottle/can facings at retail outlets
- *Four permanent taps = 100 bbl/year*

REAL ESTATE DEVELOPMENT

Property Overview

Phase 1: Brewery & Restaurant

Phases 2&3: Event Space, Retail

12-month Plan & Budget

Long-Term Growth

III

PROPERTY OVERVIEW: 1.8 ACRES


Boutique Hotel
Ceremony / Concert Venue
Outdoor Seating
Brewery & Restaurant
Parking for 40
Wedding & Event Space, Rooftop Seating

PHASE 1: BREWERY & RESTAURANT

The Flagship Building

- **Tons of outdoor seating:**
  - Two rooftop seating areas
  - Two ground-floor patios
- **Brewery** 1100-sf Capacity for on-site and significant off-site sales

Opening Q3 2021



Building Features

- Indoor areas inviting for winter business
- Amazing views from patios
- Brewery Mezzanine Seating
- Huge kitchen, office & storage


GORGES

Property overview video: https://youtu.be/D2mhRG43d-s

PHASE 2/3: EVENT SPACE & RETAIL

Event Space

- Build out planned for 2022
- No Event Space like this in Craft Beer
- $685k net income year 5
- Weddings on-site help build fierce brand loyalty



Add'l Property Features

- NE corner expected to be hotel, B&B, tiny home village
- Amphitheater to host concerts or weddings
- Outdoor spaces provide additional seating, games, and dog areas



POST-12 MOS: EXPANSION

The "McMenamin's" Model

- New Location in 2023, '25, '27
- Find underpriced land
- Develop interesting projects with unique draw
- Difficult for competitors to duplicate

Out-of-state growth

- "Gorges" to be a lifestyle brand in beautiful locations
- Not Oregon-specific
- Expand out-of-state after first 3 taprooms



Cornelius Pass Roadhouse



Willamette Falls Redevelopment Project

RETURN ON INVESTMENT

How the Business Makes Money

How We Mitigate Risk

The Pro-Forma

Ownership & Equity

How Investors Make Money

HOW THE BUSINESS MAKES MONEY

Income Streams

- Beer Sales, Event space are both very high-margin
- Sell food and beer largely on-site, cater our own events
- Drive consumers to our site, vs. low-margin channels

**More financial detail available by request*

YoY Gains by Revenue Stream

- Land Value $3,000,000
- 5% growth = $150k/year gain
- $72k in lease income*
  - Assumptions:
    - 4,000 sf Commercial
    - $18/SF, 6.9% Cap Rate
    - $1.1 Million Value


Proforma Net Income
Merchandise
Event Space
Beer Sales
Restaurant
$873k
411k
90k
362k
$1.97m
686k
242k
991k
$4m
754k
493k
2.6m
2021
2023
2025


2025 Net Income
R.E. Gains $222k
Business profit
754
2,600
493
Distribution
On-Site Sales
Private Events
Real Estate Maturation
Other Income

MITIGATED INVESTOR RISK

Real Assets

- We build ourselves, adding ~$500k to equity
- No rent payment: Debt service of <$10k/mo


PP&E Value (Millions)
Land
Phase 1
Equipment & Finishes
Brewery
2.8
3.5
3.4
3.7
Gorges
Quote 1
Quote 2
Property Value

Vertical Integration

- Pub makes 75% margin ($4.50)
- Distributor makes 43% ($1.50)
- Brewer makes 35% ($0.30)
- **Integrated margin 91% ($5.45)**

We favor on-site sales because we make $654/keg, vs $95/keg we distribute


Margin Breakdown: $6 Pint
Cost to Produce
Brewer Margin
Distributor Margin
Pub Margin
Integrated Profit: $5.45
$4.50
$0.65
$0.30
$0.55

**Seven local craft breweries were interviewed for cost estimates. May vary depending on style.*

THE PRO FORMA

Brewery: Growth Initiatives

- 2020: Serving at Trailhead, Tap & Table locations
- 2021: Flagship open
- 2022: Cost reduction (incl. grain silo & bottling line)
- 2024: Brewery expansion to >5k bbl/year capacity

Restaurant: Growth Initiatives

- 2022: Finish event facilities
- 2024: 1st add'l location
- 2026: 2nd add'l location


$ in 1,000's
$1,045
$2,319
$3,485
$3,678
$5,640
$6,579
$8,141
207
654
1,150
1,501
2,026
3,364
5,908
Trailhead
Event Space
Brewery Revenues
Pub Revenues
Total Rev
EBITDA
2021
2022
2023
2024
2025
2026
2027
Restaurant Openings
Flagship
Event Space
Hotel
Pub #2
Pub #3
Pub #4
Brewing Operations
Silo & Bottling
Brewery Expansion

26 TEAM

BALANCED, EXPERIENCED TEAM



Travis Preece
Chief Executive Officer

- 5 years Restaurant Ownership
- 5 years Shell Global Strategy
- 3 years sales, 4 years Real Estate
- MBA in Global Finance *University of Texas, 2010*

Travis has driven sales growth and delivered value at every point in his career. He does so by applying an analytical approach to strategic decision-making. He has used his restaurant sales figures to compile data on the Portland Beer Drinker's behavior and preferences.

Travis was married at nearby Wahclella falls, and enjoys hiking with his wife and two sons, Asher (2) and Jett (4)



Willis Boyer
Director of Development

- 17 years Construction *Principal, Ravenwood Group*
- 20% annual revenue growth
- Certified EarthAdvantage Builder & City of Portland Preferred

Willis is extremely creative and knows how to maximize "bang for the buck." He provides a strategic advantage for Gorges to build or renovate properties at cost with our own team.

Willis is a Portland Native who has lived with his fiancée and two children part-time in Cascade Locks for several years.



Bryan Keilty
Head Brewer

- 12 years Brewing @ **Lompoc**
  Recent wins at the Great American Beer Fest in Denver, CO:
  2018 GOLD – Best Porter
  2015 SILVER – Best Amber/Red
- 2 years Brewing @ **McMenamins**
- Culinary degree & 6 years as chef

After a successful career as a chef, Bryan moved to Portland to learn brewing in the hopes of opening his own brewery and restaurant. Bryan has a tireless work ethic, has won national awards, built breweries, and grown sales in the US, Japan and Holland.

Bryan's passion for craft, and ability to build relationships in the industry, serve us well!



Steven Denio
Director of Operations

- **Good Life** Brewing
  8 years Brewery Marketing & Sales experience
- **Bend Brewing** 4 years GM
- 3 years Real Estate Investment

Steve Led Bend Brewing (as General Manager) to 22% growth annually, then became a founding member of GoodLife in 2011. As Marketing & Sales Manager, he helped grow GoodLife to #9 volume in the state of Oregon in 2017.

Steve and wife Heather met in the Bend beer industry, and just welcomed a future beer-lover to the fam.

BACKUP SLIDES

THIS LOCATION NEEDS US!

For hikers & tourists…this is THE place to stop for a beer


Hood River
21 miles
GORGES BEER CO.
Only River Crossing for 21 miles
Hiking
13 miles
Hiking
Multnomah Falls
30 miles
Portland
Vancouver
Stevenson
Carson
Home Valley
Cook
Skamania
Bridal Veil
Latourell
Corbett
Troutdale
Fairview
Camas
Washougal
Government Island
Maywood Park
Felida
Salmon Creek
Orchards
Livingston
Five Corners
Walnut Grove
Minnehaha
Proebstel
Ireland
Mill Plain
Fern Prairie
Cascade Park East
Brush Prairie
Rockford
Pine Grove
Odell
Dee
Mt Hood
Parkdale
Springdale
Interlachen
Mt Pleasant
Columbia River
WASHINGTON
OREGON
NORTHEAST PORTLAND
ARGAY
MONTAVILLA

- Hood River Median home price grew 58% since 2013*
- We believe local property growth will accelerate, adding to Property IRR

*Zillow Data from 4/2013 – 4/2018

Home Prices *source: Zillow	2017 Median	2-yr Growth	$$ / SF	Income / Price
Portland	416k	28%	344	15.3%
Hood River	424k	32%	246	11.8%
Stevenson	381k	31%	262	13.3%
Cascade Locks	172k	7%	153	25.4%

12-MONTH PLAN & BUDGET

Construction Plan

- Land Cost = $485,000
- Broke Ground May 2020
- Completed Summer 2021
- Construction Budget = $1.9M

…we have an add'l 274k contingency



$2.1M Budget
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
90,000 Permits 6 weeks
130,000 Escavation 4 weeks
225,000 Civil & Pave 4 weeks
220,000 Framing 7 weeks
202,000 Ext. Finishes 7 weeks
464,000 Utilities, Mechanical 7 weeks
231,000 Int. Finishes 6 weeks
214,000 Kitchen/Bath 4 weeks
177,400 10% Conting.
J J A S O N D J F M

Business CapEx Plan

- Brand & Comms = $69,200
- Brewery Equip = $160,000*

**purchased 20-barrel system 11/19 used for $160k, against budget of $343k*

- Opex Cushion = $119k
- Interest Reserve = $62k

OPENING Q2 2021



615k Budget
600,000
500,000
400,000
300,000
200,000
100,000
0
171,303 50% Brewery Deposit
171,303 Brewery Balance
69,200 Branding & Comms
6 mos Conting 181k
S O N D J F M A M